UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-43187

AI OKTO CORP.
(Translation of registrant’s name into English)

223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol, Cyprus
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 3, 2026, AI OKTO Corp. (the “Company”) began to send to its shareholders of record as of November 2, 2026, a notice regarding the election to be made by its shareholders in connection with the dividend announced by the Company on October 23, 2026, and is expected to be paid by the Company on November 25, 2026 (the “Shareholder Notice”), along with the accompanying dividend election form (the “Election Form”), copies of which are attached hereto as Exhibits 99.1 and 99.2, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AI OKTO CORP.
Dated: November 3, 2026
	By:	/s/ Petros Panagiotidis
Petros Panagiotidis
Chairman and Chief Executive Officer